UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

New Valley Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

649080504

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,333,856
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,333,856

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,333,856

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.0%

14. Type of Reporting Person (See Instructions)

OO
IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,000
8. Shared Voting Power 1,333,856
9. Sole Dispositive Power 2,000
10. Shared Dispositive Power 1,333,856

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,856

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.0%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,184,187
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,184,187

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,184,187

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.3%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of New Valley Corporation (the "Issuer"). The principal executive office of the Issuer is located at 100 S.E. Second St., 32nd Floor, Miami, FL 33131.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale");
Andrew E. Shapiro ("Shapiro"); and
Diamond A Partners, L.P ("DAP")

(the "Filers").

Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$4,859,231.64
Shapiro	PF	$8,349.69
DAP	WC	$4,321,846.83

(1) Includes funds of DAP

Item 4. Purpose of Transaction

The Filers ("Lawndale") have been and may continue to be in contact with New Valley's ("NVAL") management, members of NVAL's Board of Directors, other significant shareholders and others regarding the exchange offer by NVAL's majority shareholder, Vector Group, Inc. (NYSE-VGR) to obtain at least 90% of the outstanding shares of NVAL and Vector's plan to merge with NVAL under the same terms thereafter.

Lawndale believes that Vector's current offering ratio, valuing New Valley at approximately $9/share, significantly undervalues New Valley's assets, which include one of the nation's largest real estate brokerages, over $100 million in cash and investment securities, various real estate and securities holdings, almost $150 million in net operating loss tax carry-forwards, and prospective proceeds from various legal actions.

Lawndale believes NVAL's Special Committee, in the proper exercise of its fiduciary duties, while evaluating Vector's merger proposal, should value New Valley's assets independent of NVAL's closely held and very limited historical trading activity and must consider the value of both those assets specifically listed on NVAL's balance sheet and those that are not.

At a fair and appropriate valuation for NVAL, Lawndale supports a combination of the two companies, which would reduce or eliminate both the inherent conflicts of interest and operational inefficiencies that have existed between New Valley and Vector.

However, at Vector's current proposed valuation ratio, Lawndale does not plan on tendering its shares to Vector, and if the proposed merger takes place at this valuation ratio, Lawndale will consider exercising its Appraisal Rights with the Delaware Chancery Court to obtain what it believes is an appropriate and fair valuation for its NVAL investment.

Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since August 18, 2005:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

DAP	S	2005-08-18	100	7.45
DAP	S	2005-08-23	20	7.45
DAP	S	2005-08-25	1,935	7.59
DAP	P	2005-08-26	100	7.54
DAP	S	2005-08-26	200	7.61
LCM	P	2005-08-31	3	7.45
DAP	S	2005-09-01	6,700	7.36
LCM	S	2005-09-01	800	7.36
DAP	S	2005-09-06	4,498	7.46
LCM	S	2005-09-06	500	7.46
DAP	S	2005-09-07	9,900	7.37
LCM	S	2005-09-07	1,300	7.37
DAP	S	2005-09-09	1,695	7.43
LCM	S	2005-09-09	200	7.43
DAP	S	2005-09-14	2,120	7.37
LCM	S	2005-09-14	300	7.37
DAP	S	2005-09-16	14,000	7.46
LCM	S	2005-09-16	1,700	7.46
DAP	S	2005-09-19	1,184	7.52
DAP	S	2005-09-20	7,838	7.47
LCM	S	2005-09-20	1,100	7.47
DAP	S	2005-09-21	4,300	7.44
LCM	S	2005-09-21	600	7.44

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2005

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of New Valley Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: October 18, 2005

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Manager